April 24, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Katherine Bagley

Re:	Remembrance Group, Inc.

Offering Statement on Form 1-A

Filed March 13, 2020

File No. 024-11179

Ladies and Gentlemen:

We hereby submit the responses of Remembrance Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 9, 2020, providing the Staff’s comments with respect to the Company’s Offering Statement on Form 1-A (as amended, the “Offering Statement”). Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment”), and the Offering Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Offering Statement on Form 1-A filed March 13, 2020

Part II - Offering Circular

General, page 1

1.	We note that the CDC has issued guidance for funeral directors in relation to COVID-19, and that many state and local governments have issued “stay at home” orders for residents. Please disclose how the CDC guidance and stay at home orders have impacted your financial condition and results of operations, and the operations of the independent operating companies, and whether you expect COVID-19 to impact your future operating results and future financial condition. In this regard, we note that the independent operating companies provide funeral services to customers, which often include large gatherings. Please also provide related risk factor disclosure. For guidance, see CF Disclosure Guidance: Topic No. 9 (March 25, 2020).

RESPONSE: We have revised the Offering Statement to disclose how the CDC guidance and stay at home orders have impacted our financial condition and results of operations and the operations of the independent operating companies, and our expectations regarding the impact of COVID-19 on our future operating results and future financial condition. We have also added a related risk factor disclosure.

U.S. Securities and Exchange Commission

April 24, 2020

2.	Reference is made to page F-19 were you disclose the terms of the subordinated convertible notes issued in March and October of 2019. Please tell us your consideration of providing dilution disclosure pursuant to Part II, Item 4 of Form 1-A, which discusses the subordinated convertible notes.

RESPONSE: Being that we will be issuing series A preferred stock in this offering, which is not convertible into common stock, there will be no dilution to the purchasers of the series A preferred stock as a result of any conversion of our outstanding subordinated convertible notes.

Summary

Our Company, page 1

3.	Please amend your disclosure to briefly define “tier 2 – 4 markets in the United States.”

RESPONSE: We have reconsidered our disclosure regarding the markets that we target. Instead of referring to tiered markets, we have decided to utilize the U.S. Census Bureau’s concept and classification of “metropolitan areas” and we have revised our disclosure to reflect this change.

The Funeral Industry, page 2

4.	We note your disclosure that “[c]ombining th[e] increase in the annual number of deaths with an expected decrease in the total number of business locations to service those cases results in an expected double-digit market opportunity for existing Funeral businesses.” Please disclose why there is expected to be a decrease in the total number of business locations to service cases, and provide support for this statement or identify it as management’s belief.

RESPONSE: We have removed this sentence from the disclosure on page 2 on the Offering Statement Amendment.

The Offering

Closings of the offering; Subscribing through Cambria Capital, the My IPO platform, or Other Broker-Dealers:, page 6

5.	We note your references to “conditions to closing,” and “any contingencies of the offering or any particular closing.” In an appropriate place in your filing, please briefly describe these conditions or contingencies to closing and to the offering.

RESPONSE: We note that there are no conditions to closing or contingencies of the offering that must be met before a closing can take place and we have removed those references from the Offering Statement Amendment.

“We currently rely, and will continue to rely, on other parties and partners for several key aspects of our business and operations.”, page 14

U.S. Securities and Exchange Commission

April 24, 2020

6.	We note your disclosure that you “rely on other parties for certain portions of [y]our business operations and services and will rely on other parties to develop key business relationships[, and] also significantly rely on partners.” We also note your disclosure on page 13 that “[you] currently rely on a third party preneed insurance marketer to assist [you] with targeting, marketing, and selling to customer prospects in specific markets.” In appropriate place in your filing, please briefly describe the material terms of the agreements noted above, including duration, fee structure, and other material terms. Please file the relevant agreements as exhibits, or tell us why you do not believe you are required to do so. See Item 17.6. of Form 1-A.

RESPONSE: In light of the Staff’s comment relating to our risk factor that references our reliance of other parties and partners, we have evaluated our existing relationships and determined that disclosure indicating significant reliance on third parties is not applicable to us at this time. Accordingly, we have deleted such risk factor disclosure. With respect to third party preneed insurance marketers, we have revised our disclosure, which was erroneous. Although we currently generate revenue from the provision of preneed services in the states that are favorable to, and allow, insurance to be the funding source for preneed, we do not currently conduct any third-party marketing campaigns. We do plan to conduct such campaigns in the future. Accordingly, we have removed disclosure from the risk factor in the Offering Statement Amendment relating to preneed insurance marketers.

Risk Factors

Risks Related to Our Business and Our Industry

“Our financial projections are uncertain and should not be relied upon.”, page 14

7.	We note your reference to financial projections considered by management, but were unable to find these projections in your offering circular. Because you have chosen to disclose the use of these projections, please provide these projections in your filing, including the underlying assumptions and your reasonable basis for these projections. See Part II(b) of Form 1-A. Alternatively, remove the references to these financial projections in your filing, or tell us why you reference the same in your risk factor disclosure.

RESPONSE: We have removed all references to financial projections from the Offering Statement.

Risks Related to the Regulatory and Legal Aspects of Our Business

“If state laws or their interpretations change, or new laws are enacted . . .”, page 15

8.	We note your disclosure that “several states are implementing laws that restrict the types of activities companies commonly employ to solicit potential customers of preneed insurance.” To provide context regarding the impact of these laws on your business, please disclose whether and to what extent you currently operate in these states.

RESPONSE: With respect to the solicitation of potential customers of preneed insurance, we have revised our disclosure in the Offering Statement Amendment to reflect that we are not currently actively soliciting any potential customers of preneed insurance.

U.S. Securities and Exchange Commission

April 24, 2020

Use of Proceeds, page 19

9.	We note your disclosure that a portion of your proceeds will be used for the repayment of debt. Please describe the material terms of such indebtedness. If the debt was incurred within one year, please describe the use of the proceeds arising from such indebtedness. See Instruction 6 to Item 6 of Form 1-A.

RESPONSE: We have revised our disclosure in the Use of Proceeds section of the Offering Statement Amendment to include a cross reference to the liquidity and capital resources section of our MD&A which now contains a description of the material terms of the referenced indebtedness and a description of the use of proceeds of any such indebtedness that was incurred within one year.

Determination of Offering Price, page 20

10.	We note that your offering circular cover page states that the series A preferred stock has a par value of $0.0001 per share, but you state here that “[t]he series A preferred stock is being sold at par, which we have determined to be $10.00 per share.” Please revise for consistency.

RESPONSE: We have revised references to the series A preferred stock so that the Offering Statement Amendment no longer refers to the series A preferred stock being sold at par. We now refer to the $10 per share price as the original issue price instead of par to avoid confusion.

Recent Developments, page 22

11.	We note your disclosure that the company has entered into a long-term management agreement to divest one of its six funeral home businesses that was not majority owned by the Company. In an appropriate place in your filing, please briefly describe the material terms of the agreement, including the duration of the agreement. Please file the agreement as an exhibit, or tell us why you do not believe you are required to do so. See Item 17.6. of Form 1-A.

RESPONSE: We have provided the requested additional disclosure relating to the material terms of this management agreement in the Offering Statement Amendment and we have filed a copy of this agreement as an exhibit to the filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 23

12.	Please expand your disclosure to provide a more robust analysis of the significant factors materially affecting your revenues, costs of revenues, general and administrative expenses and other income (loss), and quantify the significant drivers impacting each. Please also provide a narrative discussion of, and quantify if appropriate, the extent to which such changes are attributable to changes in prices or to changes in the volume. Refer to Part II, Item 9(a) of Form 1-A, and the instructions to Item 9(a).

RESPONSE: We have expanded our disclosure to provide a more robust analysis of the significant factors materially affecting our revenues, costs of revenues, general and administrative expenses and other income (loss), and we have quantified the significant drivers impacting each. In this expanded disclosure, which can be found in the subsection titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Our Operations,” we have also provided a narrative discussion of, and quantified to the extent appropriate, which such changes are attributable to changes in prices or to changes in the volume.

U.S. Securities and Exchange Commission

April 24, 2020

Liquidity and Capital Resources, page 24

13.	Please expand your disclosure to provide a more robust understanding of your expenditure and cash needs along with constraints over the next 12 months and management’s plans to alleviate such constraints. Please include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. Refer to Part II, Item 9(b) of Form 1-A.

RESPONSE: We have expanded our disclosure under “Liquidity and Capital Resources” to provide a more robust understanding of our expenditure and cash needs along with the constraints over the next 12 months and our plans to alleviate such constraints. We have also included a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in our filing.

Business

Our Corporate Structure and History, page 29

14.	We note your disclosure that you have options to acquire 100% of the ownership interests in each of the six independent operating companies. Please clarify your current ownership percentage or interest in each of these operating companies. Please also revise your risk factor disclosure to include any risks related to your less than 100% ownership interest in these independent operating companies.

RESOPNSE: With respect to our options to acquire 100% of the ownership interests in each of the six independent operating companies we have clarified our current ownership status and the percentage or interest owned in each of these operating companies. We include a risk factor in the Offering Statement Amendment that describes the risk that the counterparties to the option agreements may breach the option agreements and since the option agreements do not contain any specific performance provision, we may be unable to exercise the options and may only be entitled to damages for the counterparties breach.

Our Business, page 29

15.	We note your disclosure that “[you] own 100% of Premier Funeral Management Group V LLC, a Delaware limited liability company, or PFMG V, our one wholly owned operating subsidiary. PFMG V was formed to acquire and operate the Premier Sharp Funeral Home in Tennessee.” We also note that, on page 34, you describe how you generate management and service fees from your MSAs. Please amend your disclosure to describe how you generate fees from your one, wholly owned operating subsidiary. In this regard, it appears from your chart on page 30 that you do not have an MSA with this entity, but operate the entity directly.

RESPONSE: We have provided the requested disclosure in the Offering Statement Amendment.

U.S. Securities and Exchange Commission

April 24, 2020

Our Option Agreements, page 30

16.	Where you describe the terms of each option agreement, please disclose an estimate, if possible, of the relevant amount you must pay to each of the members of the relevant entity, for their unpaid tax liability amount distributable to the relevant members under the relevant operating agreement, for the calendar year in which you exercise each option.

RESPONSE: We have provided in the Offering Statement Amendment additional disclosure indicating that we do not expect to be required to make any payments to any of the members of a relevant entity for their unpaid tax liability amount under the terms of the relevant operating agreement for the calendar year in which we exercise the option.

Our Strategy

Target Acquisitions in Certain Tier 2 through Tier 4 Markets that Offer Specific Profiles. , page 32

17.	Please provide support for your statement that “[n]umerous industry contacts estimate there is a steadily growing list of funeral home and cemetery properties currently for sale or that are in the process of preparing for sale.”

RESPONSE: We have removed this sentence from the disclosure throughout the Offering Statement Amendment.

Our Management Services and Fees Reimbursements and Management Fees, page 34

18.	We note your disclosure that “[p]ursuant to the terms of the MSAs, [you] and the operating businesses establish a minimum level of liquid capital to operate the specific operating business (a Minimum Balance Amount).” Please amend your disclosure to clarify whether you or the operating business are required to maintain this minimum balance amount, and which party is responsible for obtaining cash if funds fall below the minimum balance amount.

RESPONSE: We have amended the referenced disclosure as requested.

Regulation, page 37

19.	We note your disclosure that “[yo]ur operations are subject to regulation, supervision, and licensing under numerous federal, state, and local laws, ordinances, and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services, and various other aspects of our business;” and “[yo]ur facilities are also subject to stringent health, safety and environmental regulations.” Please briefly describe the regulations to which your operations and facilities are subject, including the relevant regulatory bodies. See Item 7(a)(2) of Form 1-A.

RESPONSE: In the Offering Statement Amendment, we have described the relevant regulations to which our operations and facilities are subject, as requested.

U.S. Securities and Exchange Commission

April 24, 2020

Consolidated Financial Statements Consolidated Balance Sheets, page F-3

20.	We note that, subsequent to your latest balance sheet date, you have changed your organizational status from a Delaware limited-liability company to a Delaware corporation, and you issued common units to preferred unitholders in exchange for preferred units issued and outstanding and for consideration in forgiveness of accrued but unpaid dividends. Please expand your disclosure to include a pro forma balance sheet as of your latest balance sheet date to reclassify your accumulated Member’s Deficit to paid- in capital, and a pro forma zero balance of retained earnings/accumulated deficit in the pro forma statement. Refer to SAB Topic 4B. Please also include pro forma tax and earnings-per-share data on the face of your latest statement of operations as if you had been taxable for the period presented and assuming the common units were issued to preferred unitholders. The pro forma tax expense should be based on statutory rates in effect for those periods.

RESPONSE: We have expanded our disclosure in the Offering Statement Amendment, in Financial Statements Note 10, to include a pro-forma balance sheet as of year ended December 31, 2019, which reclassifies our accumulated Member’s Deficit to paid-in capital.  We have included in Note 10 the requested pro-forma tax and earnings-per-share data assuming the common units were issued to preferred unitholders at December 31, 2019.

21.	Please present each of the following separately on the face of the Consolidated Balance Sheets: (a) assets of consolidated VIEs that can be used only to settle obligations of the consolidated VIE; and (b) liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. Refer to ASC 810-10-45-25.

RESPONSE: In the Consolidated Balance Sheet provided in the Offering Statement Amendment, we have adjusted our presentation to present separately: (a) assets of consolidated VIEs that can be used only to settle obligations of the consolidated VIE; and (b) liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary.

Consolidated Statements of Operations, page F-4

22.	We note your corporate payroll expenses included in general and administrative expenses, as disclosed on page 23, are significantly larger than the entire cost of service. Please tell us and disclose how you distinguish between costs of services and general and administrative expenses (including corporate payroll) and whether there is any payroll component included in cost of services.

RESPONSE: Our costs of services consist of all direct costs related to and identifiable with specific funeral services that we provide. All indirect costs not directly related to a specific funeral service are included in general and administrative expenses. We do not include a payroll component in our costs of services. We have revised our disclosure in the Offering Statement Amendment to clarify this cost differentiation.

U.S. Securities and Exchange Commission

April 24, 2020

23.	We note you present a subtotal titled “operating profit” which appears to be similar to gross profit. Please consider modifying the title of this subtotal to “gross profit” or a similar title, so as not to imply that this subtotal is a profit measure that includes all operating activities, including general and administrative expenses. Alternatively, please remove this subtotal.

RESPONSE: As requested by the Staff, in the Consolidated Statement of Operations presented in the Offering Statement Amendment, we have modified the subtotal previously titled “operating profit” to now read “gross profit.”

24.	Please tell us how preferred dividends are presented in your financial statements. Further, tell us whether preferred unitholders participate in earnings and/or losses and how that impacts your fiscal 2018 and 2019 allocation of net losses to common and preferred interests. Reference authoritative literature that supports your accounting treatment.

RESPONSE: Our preferred dividends expense of $603,240 for the years ended December 31, 2019 and 2018 was included in the “Total other income (expense)” line of the statement of operations presented on the Offering Statement. Our reporting of the preferred dividend expense for the years ended December 31, 2019 and 2018 is in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 260-10-45-11 which states that dividends accumulated for the period on cumulative preferred stock (whether or not earned) if there is a loss from continuing operations or a net loss, the amount of the loss should be increased by those preferred dividends. Additionally, in accordance with ASC 505-10-50-5 we have disclosed on the face of the statement of financial position the aggregate amounts of arrearages in cumulative preferred dividends. For purposes of clarity, we have revised the face of the statement of operations in the Offering Statement Amendment to include a separate line titled “Preferred stock dividends,” before “Net loss” and after “Total other income (expense),” to disclose the expense of the preferred stock dividends for the years ended December 31, 2019 and 2018.

The preferred unitholders did not participate in any earnings and/or losses for the years ended December 31, 2019 and 2018. All earnings and losses of the Company are allocated only to the common unitholders. We have expanded our disclosure in the Offering Statement Amendment, in Note 7 to the financial statements, by adding the following sentence under the discussion subtitled “Convertible Preferred Units”: “The preferred unit holders of the Series A Convertible Preferred Units do not participate in the earnings and/or losses of the Company and as such all earnings and/or losses are allocated to the Company’s common units.”

U.S. Securities and Exchange Commission

April 24, 2020

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (239) 666-3440 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

REMEMBRANCE GROUP, INC.

By:	/s/ Dennis Smith
Dennis Smith
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.